Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the period from March 11, 2011 (inception) through December 31, 2011	Year Ended December 31,
		2012	2013	2014
Earnings:
Pretax loss	$(3,268)	$(30,344)	$(34,549)	$(113,398)
Add fixed charges	—	106	46	7,445

Total earnings	(3,268)	(30,238)	(34,503)	(105,953)

Fixed charges:
Interest expense	—	106	46	6,424
Amortization of debt discount	—	—	—	1,021

Total fixed charges	—	106	46	7,445

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(3,268)	$(30,344)	$(34,549)	$(113,398)